Exhibit 99.3

MANAGEMENT'S REPORT

The audited Consolidated Financial Statements of Pembina Pipeline Corporation (the "Company" or "Pembina") are the responsibility of Pembina's management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, using management's best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management's Assessment of Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a - 15(f) and 15d - 15(f) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

Management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), has conducted an evaluation of Pembina's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2016, management has concluded that Pembina's internal control over financial reporting is effective.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

The Board of Directors of the Company (the "Board") is responsible for ensuring management fulfils its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which consists of four non-management directors. The Audit Committee meets periodically with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and have also audited the effectiveness of Pembina's internal control over financial reporting as of December 31, 2016 and has included an attestation report on management's assessment in their reports which follow. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

45

Changes in Internal Controls over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the year covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

/s/ M. H. Dilger	/s/ J. Scott Burrows
M. H. Dilger	J. Scott Burrows
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
Pembina Pipeline Corporation	Pembina Pipeline Corporation

February 23, 2017

46

kpmg LLP
205 - 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
ww.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pembina Pipeline Corporation

We have audited the accompanying consolidated financial statements of Pembina Pipeline Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a
Swiss entity. KPMG Canada provides services to KPMG LLP.

47

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pembina Pipeline Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pembina Pipeline Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Pembina Pipeline Corporation’s internal control over financial reporting.

Chartered Professional Accountants

February 23, 2017

Calgary, Canada

48

kpmg LLP
205 - 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
ww.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Pembina Pipeline Corporation

We have audited Pembina Pipeline Corporation (the "Corporation") internal control over financial reporting as at December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a
Swiss entity. KPMG Canada provides services to KPMG LLP.

49

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Corporation as of December 31, 2016 and December 31, 2015, and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and our report dated February 23, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants

February 23, 2017

Calgary, Canada

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 ($ millions)	Note	2016	2015
Assets
Current assets
Cash and cash equivalents	24	35	28
Trade receivables and other	7, 24	451	480
Derivative financial instruments	24	9	14
Inventory		181	120
		676	642
Non-current assets
Property, plant and equipment	8	11,331	9,254
Intangible assets and goodwill	9	2,834	2,822
Investments in equity accounted investees	10	134	145
Deferred tax assets	11	31	28
Other assets	24	11	11
		14,341	12,260
Total Assets		15,017	12,902

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities	12, 24	645	533
Taxes payable	11	5
Dividends payable	24	64	57
Loans and borrowings	13, 24	6	5
Derivative financial instruments	24	65	10
		785	605
Non-current liabilities
Loans and borrowings	13, 24	4,002	3,175
Convertible debentures	14, 24	143	143
Derivative financial instruments	24	58	20
Employee benefits, share-based payments and other		48	36
Deferred revenue	17	86	84
Decommissioning provision	15	488	450
Deferred tax liabilities	11	1,111	965
		5,936	4,873
Total Liabilities		6,721	5,478
Equity
Common share capital	16	8,808	7,991
Preferred share capital	16	1,509	1,100
Deficit		(2,010)	(1,670)
Accumulated other comprehensive income		(11)	3
Total Equity		8,296	7,424
Total Liabilities and Equity		15,017	12,902

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Year Ended December 31 ($ millions, except per share amounts)	Note	2016	2015
Revenue	20	4,265	4,635
Cost of sales		3,193	3,803
Loss (gain) on commodity-related derivative financial instruments		71	(34)
Gross profit	20	1,001	866
General and administrative		195	157
Other (recovery) expense		(1)	24
		194	181
Results from operating activities		807	685
Net finance costs	19	153	71
Earnings before income tax and equity accounted investees		654	614
Share of (profit) loss of investment in equity accounted investees, net of tax		(1)	9
Current tax expense	11	50	41
Deferred tax expense	11	139	158
Income tax expense		189	199

Earnings attributable to shareholders		466	406
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax		(9)	22
Remeasurements of defined benefit liability, net of tax	22	(5)	1
Total comprehensive income attributable to shareholders		452	429

Earnings per common share – basic (dollars)	21	1.02	1.02
Earnings per common share – diluted (dollars)	21	1.01	1.02

Weighted average number of common shares (millions)
Basic	21	388	347
Diluted	21	389	348

See accompanying notes to the consolidated financial statements

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Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to Shareholders of the Company
($ millions)	Note	Common Share Capital	Preferred Share Capital	Deficit	Accumulated Other Comprehensive Income	Total Equity
December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				466		466
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					(9)	(9)
Remeasurements of defined benefit liability, net of tax					(5)	(5)
Total comprehensive income				466	(14)	452
Transactions with shareholders of the Company
Common shares issued, net of issue costs	16	335				335
Preferred shares issued, net of issue costs	16		409			409
Dividend reinvestment plan	16	449				449
Debenture conversions	16	2				2
Share-based payment transactions	16	31				31
Dividends declared – common	16			(737)		(737)
Dividends declared – preferred	16			(69)		(69)
Total transactions with shareholders of the Company		817	409	(806)		420
December 31, 2016		8,808	1,509	(2,010)	(11)	8,296

December 31, 2014		6,876	880	(1,400)	(20)	6,336
Total comprehensive income
Earnings				406		406
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					22	22
Remeasurements of defined benefit liability, net of tax					1	1
Total comprehensive income				406	23	429
Transactions with shareholders of the Company
Common shares issued, net of issue costs		446				446
Preferred shares issued, net of issue costs			220			220
Dividend reinvestment plan		373				373
Debenture conversions		271				271
Share-based payment transactions		25				25
Dividends declared – common				(628)		(628)
Dividends declared – preferred				(48)		(48)
Total transactions with shareholders of the Company		1,115	220	(676)		659
December 31, 2015		7,991	1,100	(1,670)	3	7,424

See accompanying notes to the consolidated financial statements

9

Pembina Pipeline Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 ($ millions)	Note	2016	2015
Cash provided by (used in)
Operating activities
Earnings		466	406
Adjustments for
Depreciation and amortization		293	263
Unrealized loss on commodity-related derivative financial instruments		61	3
Net finance costs	19	153	71
Net interest paid	19	(91)	(79)
Income tax expense	11	189	199
Taxes paid	11	(3)	(137)
Share-based compensation expense	23	46	25
Share-based compensation payment		(20)	(28)
Loss on asset disposal		10	27
Inventory write down			12
Payments received & deferred		2	31
Share of (profit) loss of investments in equity accounted investees, net of tax		(1)	9
Payments from equity accounted investees		13	6
Other		(5)	4
Change in non-cash operating working capital		(36)	(11)
Cash flow from operating activities		1,077	801
Financing activities
Bank borrowings and issuance of debt		650	770
Repayment of loans and borrowings		(333)	(1,261)
Issuance of common shares		345	460
Issuance of preferred shares		420	225
Issuance of medium term notes		500	1,200
Issue costs and financing fees		(31)	(36)
Exercise of stock options		16	8
Dividends paid (net of shares issued under the dividend reinvestment plan)		(351)	(294)
Cash flow from financing activities		1,216	1,072
Investing activities
Capital expenditures		(1,745)	(1,811)
Acquisition	6	(566)
Interest paid during construction	19	(72)	(68)
Recovery of assets or proceeds from sale		37	41
Contributions to equity accounted investees		(2)	(27)
Changes in non-cash investing working capital and other		62	(33)
Cash flow used in investing activities		(2,286)	(1,898)
Change in cash and cash equivalents		7	(25)
Cash and cash equivalents, beginning of year		28	53
Cash and cash equivalents, end of year		35	28

See accompanying notes to the consolidated financial statements

10

Pembina Pipeline Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	REPORTING ENTITY	12

2.	BASIS OF PREPARATION	12

3.	CHANGES IN ACCOUNTING POLICIES	14

4.	SIGNIFICANT ACCOUNTING POLICIES	14

5.	DETERMINATION OF FAIR VALUES	27

6.	ACQUISITION	29

7.	TRADE RECEIVABLES AND OTHER	29

8.	PROPERTY, PLANT AND EQUIPMENT	30

9.	INTANGIBLE ASSETS AND GOODWILL	31

10.	INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	32

11.	INCOME TAXES	33

12.	TRADE PAYABLES AND ACCRUED LIABILITIES	35

13.	LOANS AND BORROWINGS	36

14.	CONVERTIBLE DEBENTURES	37

15.	DECOMMISSIONING PROVISION	38

16.	SHARE CAPITAL	38

17.	DEFERRED REVENUE	41

18.	PERSONNEL EXPENSES	42

19.	NET FINANCE COSTS	42

20.	OPERATING SEGMENTS	42

21.	EARNINGS PER COMMON SHARE	44

22.	PENSION PLAN	45

23.	SHARE-BASED PAYMENTS	48

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	51

25.	OPERATING LEASES	56

26.	CAPITAL MANAGEMENT	56

27.	GROUP ENTITIES	57

28.	RELATED PARTIES	57

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Pembina Pipeline Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The consolidated financial statements ("Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the year ended December 31, 2016. These Financial Statements present fairly the financial position, financial performance and cash flows of the Company.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2.	BASIS OF PREPARATION

a.	Basis of measurement and statement of compliance

The Financial Statements have been prepared on a historical cost basis with some exceptions, as detailed the accounting policies set out below in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These accounting policies have been applied consistently for all periods presented in these financial statements.

Certain insignificant comparative amounts have been reclassified to conform to the presentation adopted in the current year.

The Financial Statements were authorized for issue by Pembina's Board of Directors on February 23, 2017.

b.	Functional and presentation currency

The Financial Statements are presented in Canadian dollars. All financial information presented in Canadian dollars has been disclosed in millions, except where noted. The assets and liabilities of subsidiaries whose functional currencies are other than Canadian dollars are translated into Canadian dollars at the foreign exchange rate at the balance sheet date, while revenues and expenses of such subsidiaries are translated using average monthly foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in Other Comprehensive Income.

c.	Use of estimates and judgments

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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Pembina Pipeline Corporation

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

Judgments

(i)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to determining the fair value of property, plant and equipment, intangible assets and liabilities acquired, as well as the determination of deferred taxes, generally require the most judgment.

(ii)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

(iii)	Impairment

Assessment of impairment is based on management's judgment of whether there are sufficient internal and external factors that would indicate that an asset, or cash generating unit ("CGU"), or group of CGU's are impaired. The determination of a CGU is also based on management's judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Estimates

(i)	Business combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangible assets and goodwill in the purchase price equation. Future earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

(ii)	Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingencies and timing, scope and amount of assets and liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the discount rates used, the costs that will be incurred and the timing of when these costs will occur.

(iii)	Deferred taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed.

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Pembina Pipeline Corporation

(iv)	Depreciation and amortization

Estimated useful lives of property, plant and equipment and intangible assets are based on management's assumptions and estimates of the physical useful lives of the assets, the economic lives, which may be associated with the reserve lives and commodity type of the production area, in addition to the estimated residual value.

(v)	Impairment tests

Impairment tests include management's best estimates of future cash flows and discount rates.

3.	CHANGES IN ACCOUNTING POLICIES

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016. The accounting policies as disclosed in Note 4 have been applied to all periods consistently.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies as set out below have been applied consistently to all periods presented in these Financial Statements.

a.	Basis of consolidation

i)	Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a separate component of equity. Their share of net income and other comprehensive income is also recognized in this separate component of equity. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in earnings.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

ii)	Subsidiaries

Subsidiaries are entities, including unincorporated entities such as partnerships, controlled by the Company. The financial results of subsidiaries are included in the Financial Statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company.

14

Pembina Pipeline Corporation

iii)	Investments in associates

Associates are those entities in which the Company has significant influence and thereby has the power to participate in the financial and operational decisions, but does not control or jointly control the investee. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The Financial Statements include the Company's share of the earnings and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases. The Company's investments in associates are accounted for using the equity method and are recognized initially at cost, including transaction costs.

When the Company's share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

iv)	Joint arrangements

Joint arrangements represent activities where the Company has joint control established by a contractual agreement. Joint control requires unanimous consent for the relevant financial and operational decisions. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

For a joint operation, the consolidated financial statements include the Company's proportionate share of the assets, liabilities, revenues, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Joint ventures are accounted for using the equity method of accounting and recognized at cost and adjusted thereafter for the post-acquisition change in the Company's share of the joint venture's net assets. The Company's consolidated financial statements include its share of the joint venture's profit or loss and other comprehensive income included in investment in joint ventures, until the date that joint control ceases.

Determining the type of joint arrangement as either joint operation or joint venture is based on management's assumptions of whether it has joint control over another entity. The considerations include, but are not limited to, determining if the arrangement is structured through a separate vehicle and whether the legal form and contractual arrangements give the entity direct rights to the assets and obligations for the liabilities within the normal course of business. Other facts and circumstances are also assessed by management, including the entity's rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement.

v)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized revenue and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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Pembina Pipeline Corporation

vi)	Foreign currency

Transactions in foreign currencies are translated to the Company's functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the Company's functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognized in earnings, with the exception of foreign exchange differences arising on translation of subsidiaries whose functional currencies are other than the Canadian dollar which are included in Other Comprehensive Income.

b.	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and short-term investments with original maturities of ninety days or less that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

c.	Trade and other receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market.

Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment losses.

d.	Inventories

Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil, NGL and spare parts. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation costs, and transportation costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. All changes in the value of the inventories are reflected in inventories and cost of sales.

e.	Financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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Pembina Pipeline Corporation

i)	Non-derivative financial assets

The Company initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through earnings) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies non-derivative financial assets into the following categories:

Financial assets at fair value through profit or loss

A financial asset is classified in this category if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred.

Loans and receivables

Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment losses.

Available for sale

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value, with changes in those fair values recognized in other comprehensive income. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss. The Company did not have any financial assets classified as available for sale during the years covered in these financial statements.

ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through earnings) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company's non-derivative financial liabilities are comprised of the following: bank overdrafts, trade payables and accrued liabilities, taxes payable, dividends payable, loans and borrowings including finance lease obligations and the liability component of convertible debentures.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

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Pembina Pipeline Corporation

Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

iii)	Common share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

iv)	Preferred share capital

Preferred shares are classified as equity because they bear discretionary dividends and do not contain any obligations to deliver cash or other financial assets. Discretionary dividends are recognized as equity distributions on approval by the Company's Board of Directors. Incremental costs directly attributable to the issue of preferred shares are recognized as a deduction from equity, net of any tax effects.

v)	Compound financial instruments

The Company's convertible debentures are compound financial instruments consisting of a financial liability and an embedded conversion feature. In accordance with IAS 39, the embedded derivatives are required to be separated from the host contracts and accounted for as stand-alone instruments.

Debentures containing a cash conversion option allow Pembina to pay cash to the converting holder of the debentures, at the option of the Company. As such, the conversion feature is presented as a financial derivative liability within long-term derivative financial instruments. Debentures without a cash conversion option are settled in shares on conversion, and therefore the conversion feature is presented within equity, in accordance with its contractual substance.

On initial recognition and at each reporting date, the embedded conversion feature is measured using a method whereby the fair value is measured using an option pricing model. Subsequent to initial recognition, any unrealized gains or losses arising from fair value changes are recognized through earnings in the statement of earnings and comprehensive income at each reporting date. If the conversion feature is included in equity, it is not remeasured subsequent to initial recognition. On initial recognition, the debt component, net of issue costs, is recorded as a financial liability and accounted for at amortized cost. Subsequent to initial recognition, the debt component is accreted to the face value of the debentures using the effective interest rate method. Upon conversion, the corresponding portions of the debt and equity are removed from those captions and transferred to share capital.

vi)	Derivative financial instruments

The Company holds derivative financial instruments to manage its interest rate, commodity, power costs and foreign exchange risk exposures as well as cash conversion features on convertible debentures and a redemption liability. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative meet the definition of a derivative, and the combined instrument is not measured at fair value through earnings. Derivatives are recognized initially at fair value with attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes in non-commodity-related derivatives are recognized immediately in earnings in net finance costs and changes in commodity-related derivatives are recognized immediately in earnings in operating activities.

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Pembina Pipeline Corporation

f.	Property, plant and equipment

i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimated decommissioning provisions and borrowing costs on qualifying assets.

Cost may also include any gain or loss realized on foreign currency transactions directly attributable to the purchase or construction of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other expense (income) in earnings.

ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and recorded as depreciation expense. The cost of maintenance and repair expenses of the property, plant and equipment are recognized in earnings as incurred.

iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of the asset, that component is depreciated separately. Land and linefill are not depreciated.

Depreciation is recognized in earnings on a straight line or declining balance basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives, economic lives and residual values are reviewed annually and adjusted if appropriate.

g.	Intangible assets

i)	Goodwill

Goodwill that arises upon acquisitions is included in intangible assets. See Note 4(a)(i) for the policy on measurement of goodwill at initial recognition.

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Pembina Pipeline Corporation

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

In respect of equity-accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is allocated to the investment and not to any asset, including goodwill, that forms the carrying amount of the equity-accounted investee.

ii)	Other intangible assets

Other intangible assets acquired individually by the Company and have finite useful lives are recognized and measured at cost less accumulated amortization and accumulated impairment losses.

iii)	Subsequent expenditures

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in earnings as incurred.

iv)	Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in earnings over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.

Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

h.	Leased assets

Leases which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. The leased asset is initially recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized in the Company's statement of financial position.

i.	Lease payments

Payments made under operating leases are recognized in earnings on a straight-line basis over the term of the lease. Lease incentives received are deferred and recognized over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining life.

i)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfilment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to a lessee the right to control the use of the underlying asset.

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Pembina Pipeline Corporation

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes, for a finance lease, that it is impracticable to separate the payments reliably, an asset and liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Company's incremental borrowing rate.

j.	Impairment

i)	Non-derivative financial assets

A financial asset not carried at fair value through earnings is assessed at each reporting date to determine whether it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security or a significant or prolonged decline in the fair value below cost.

Trade receivables ("Receivables")

The Company considers evidence of impairment for Receivables at both a specific asset and collective level. All individually significant Receivables are assessed for specific impairment. All individually significant Receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together Receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in earnings and reflected in an allowance account against Receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through earnings.

ii)	Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventory, assets arising from employee benefits and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

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Pembina Pipeline Corporation

For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated annually in connection with the impairment test. An impairment loss is recognized if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the purpose of goodwill impairment testing, CGUs are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal purposes. Goodwill acquired in a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The Company's corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

Impairment losses are recognized in earnings. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an equity-accounted investee is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment is tested for impairment as a single asset when there is objective evidence that the equity-accounted investee may be impaired.

k.	Employee benefits

i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

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Pembina Pipeline Corporation

ii)	Defined benefit pension plans

A defined benefit pension plan is a post-employment benefit plan other than a defined contribution plan. The Company's net obligation in respect of Defined Benefit Pension Plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine its present value, less the fair value of any plan assets. The discount rate used to determine the present value is established by referencing market yields on high-quality corporate bonds on the measurement date with cash flows that match the timing and amount of expected benefits.

The calculation is performed, at a minimum, every three years by a qualified actuary using the actuarial cost method. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of economic benefits available in the form of future expenses payable from the plan, any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in earnings immediately.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income and expenses related to defined benefit plans in personnel expenses in earnings.

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

iii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)	Share-based payment transactions

For equity settled share-based payment plans, the fair value of the share-based payment at grant date is recognized as an expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

For cash settled share-based payment plans, the fair value of the amount payable to employees is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as an expense in earnings.

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Pembina Pipeline Corporation

l.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are remeasured at each reporting date based on the best estimate of the settlement amount. The unwinding of the discount rate is recognized as a finance cost.

i)	Decommissioning obligation

The Company's activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value, based on a risk-free rate, of management's best estimate of expenditure required to settle the obligation at the balance sheet date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the risk-free rate and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases or decreases due to changes in the estimated future cash flows or risk-free rate are added to or deducted from the cost of the related asset.

m.	Revenue

Revenue in the course of ordinary activities is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the customer or the service has been provided, recovery of the consideration is probable, the associated costs can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

The timing of the transfer of significant risks and rewards varies depending on the individual terms of the sales or service agreement. For product sales, usually transfer of significant risks and rewards occurs when the product is delivered to a customer. For pipeline transportation revenues and storage revenue, transfer of significant risks and rewards usually occurs when the service is provided as per the contract with the customer. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain commodity buy/sell arrangements where the risks and rewards of ownership have not transferred are recognized on a net basis in earnings.

n.	Finance income and finance costs

Finance income comprises interest income on funds deposited and invested, gains on non-commodity-related derivatives measured at fair value through earnings and foreign exchange gains. Interest income is recognized as it accrues in earnings, using the effective interest rate method.

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Pembina Pipeline Corporation

Finance costs comprise interest expense on loans and borrowings and convertible debentures, unwinding of discount rate on provisions, losses on disposal of available for sale financial assets, losses on non-commodity-related derivatives, impairment losses recognized on financial assets (other than trade and other receivables) and foreign exchange losses.

Borrowing costs that are not directly attributable to the acquisition or construction of a qualifying asset are recognized in earnings using the effective interest rate method.

o.	Income tax

Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in earnings except to the extent that it relates to a business combination, or items are recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings;
•	temporary differences relating to investments in subsidiaries and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax, the Company takes into account income tax exposures and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact tax expense in the period that such a determination is made.

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Pembina Pipeline Corporation

p.	Earnings per common share

The Company presents basic and diluted earnings per common share ("EPS") data for its common shares. Basic EPS is calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. To calculate earnings attributable to common shareholders, earnings are adjusted for accumulated preferred dividends. Diluted EPS is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise convertible debentures and share options granted to employees ("Convertible Instruments"). Only outstanding and Convertible Instruments that will have a dilutive effect are included in fully diluted calculations.

The dilutive effect of Convertible Instruments is determined whereby outstanding Convertible Instruments at the end of the period are assumed to have been converted at the beginning of the period or at the time issued if issued during the year. Amounts charged to earnings relating to the outstanding Convertible Instruments are added back to earnings for the diluted calculations. The shares issued upon conversion are included in the denominator of per share basic calculations for the date of issue.

q.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly by the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and Senior Vice Presidents ("SVPs") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO, CFO and SVPs include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, corporate general and administrative expenses, finance income and costs, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

r.	Cash flow statements

The cash flow statement is prepared using the indirect method for calculating cash flow from operating activities. Changes in balance sheet items that have not resulted in cash flows such as share-based compensation expense, unwinding of discount rates, unrealized gains and losses, depreciation and amortization, employee future benefit expenses, deferred income tax expense, share of profit from equity-accounted investees, among others, have been eliminated for the purpose of preparing this statement. Dividends paid to ordinary shareholders, among other expenditures, are included in financing activities. Interest paid is included in operating activities, with the exception of interest paid during construction, which is included in investing activities.

s.	New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2017. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

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Pembina Pipeline Corporation

IFRS 9 Financial Instruments (2014)

IFRS 9 Financial Instruments (2014) has a mandatory effective date of January 1, 2018 and is available for early adoption. The new standard introduces new requirements for the classification and measurement of financial assets, amends the impairment model, and includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management.

The Company intends to adopt IFRS 9 Financial Instruments (2014) effective January 1, 2017. The Company does not expect the standard to have a material impact on the financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014 the International Accounting Standards Board issued IFRS 15 Revenue from contracts with customers, which supersedes existing revenue guidance, effective for periods beginning on or after January 1, 2018. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model outlines a five step analysis to assess contracts which involves identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when or as the entity satisfies a performance obligation. Detailed guidance is also provided on a number of areas for which there was no previous guidance, including contract costs and contract modifications. In April 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15, and provides additional guidance on the five step analysis and transition.

The Company intends to adopt IFRS 15 and the clarifications on the January 1, 2018 effective date. The Company has completed a detailed implementation plan, identified revenue streams and major contracts types. The Company is in the process of evaluating the impact that the standard will have on its financial statements and disclosure, however, the extent of the impact has not yet been determined. The Company expects to report more detailed information on the impact of the new standard as it is determined.

IFRS 16 Leases

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position.

The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

5.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

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Pembina Pipeline Corporation

i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination or transferred from a customer is based on market values when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

ii)	Intangible assets

The fair value of intangible assets acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

iii)	Derivatives

Fair value of derivatives are estimated by reference to independent monthly forward prices, interest rate yield curves, currency rates and quoted market prices per share at the period ends.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the company, entity and counterparty when appropriate.

iv)	Non-derivative financial assets and liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the convertible debentures, the fair value is determined by the market price of the convertible debenture on the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

v)	Share-based compensation transactions

The fair value of employee share options is measured using the Black-Scholes formula on grant date. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the volume-weighted average price for 20 days ending at the reporting date of the Company's shares.

vi)	Finance lease assets

The fair value of finance lease assets is based on market values at the inception date.

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Pembina Pipeline Corporation

6.	ACQUISITION

On April 20, 2016, the acquisition date, Pembina acquired certain sour natural gas processing assets with 250 million cubic feet per day ("MMcf/d") of processing capacity for cash consideration of $566 million (the "Acquisition"). The acquired assets include the recently constructed Kakwa River sweet and sour natural gas processing complex and associated infrastructure including gas gathering pipelines (99 percent working interest), sales gas pipeline and future disposal wells; and preliminary engineering studies, licenses and surface rights for the future construction of a sweet and sour natural gas processing facility (the "Kakwa River Facility"). The Kakwa River Facility is underpinned by a 20-year, take-or-pay agreement. The purchase price was funded by net proceeds from Pembina's concurrently announced $345 million bought deal common share offering (refer to Note 16) and existing capacity under Pembina's revolving credit facility.

The following table summarizes the recognized amounts, at fair value, of assets acquired and liabilities assumed at the date of acquisition.

($ millions)
Prepaid expenses	1
Property, plant and equipment	522
Intangible assets	49
Decommissioning provision	(1)
Deferred tax liabilities	(5)
566

The fair value of property, plant and equipment was determined using the depreciated replacement cost method and the fair value of the definite-life intangible assets was determined using the income and multi-period excess earnings method. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be further revised.

The Company has recognized $1 million in acquisition-related expenses. These expenses are included in Other expense in the Financial Statements. All acquisition-related expenses have been expensed as incurred.

Revenue generated by the acquired business for the period from the acquisition date of April 20, 2016 to December 31, 2016 was $48 million. Gross profit for the same period was $23 million. If the acquisition had occurred on January 1, 2016, management estimates that consolidated revenue would have increased an additional $20 million, and consolidated gross profit for the year would have increased an additional $9 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016. In addition, no corporate allocations of general and administrative expenses have been considered as these are assumed to be insignificant.

7.	TRADE RECEIVABLES AND OTHER

December 31 ($ millions)	2016	2015
Trade accounts receivable from customers	162	112
Other accounts receivable	274	348
Prepayments	16	21
Allowance for doubtful accounts	(1)	(1)
Total trade receivables and other	451	480

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Pembina Pipeline Corporation

8.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2014	148	3,419	3,276	795	1,211	8,849
Additions and Transfers	2	422	788	130	529	1,871
Acquisition			4			4
Change in decommissioning provision		28	16			44
Disposals and other	(1)	13	(8)	(25)	(19)	(40)
Balance at December 31, 2015	149	3,882	4,076	900	1,721	10,728
Additions and transfers	69	211	1,116	168	244	1,808
Acquisition (Note 6)		100	391	20	11	522
Change in decommissioning provision		61	(31)			30
Disposals and other		(1)	(38)	1	(11)	(49)
Balance at December 31, 2016	218	4,253	5,514	1,089	1,965	13,039

Depreciation
Balance at December 31, 2014	5	872	320	92		1,289
Depreciation	1	67	109	39		216
Disposals and other		(11)	(9)	(11)		(31)
Balance at December 31, 2015	6	928	420	120		1,474
Depreciation	1	41	160	45		247
Disposals and other		(3)	(5)	(5)		(13)
Balance at December 31, 2016	7	966	575	160		1,708

Carrying amounts
Balance at December 31, 2015	143	2,954	3,656	780	1,721	9,254
Balance at December 31, 2016	211	3,287	4,939	929	1,965	11,331

Property, plant and equipment under construction

Costs of assets under construction at December 31, 2016 totaled $1,965 million (2015: $1,721 million) including capitalized borrowing costs.

For the year ended December 31, 2016, included in additions and transfers are capitalized borrowing costs related to the construction of new pipelines or facilities amounting to $75 million (2015: $71 million), with capitalization rates ranging from 4.29 percent to 4.59 percent (2015: 4.38 percent to 4.67 percent).

Depreciation

Pipeline assets are depreciated using the straight line method over one to 75 years (an average of 48 years). Facilities and equipment are depreciated using the straight line method over one to 75 years (at an average rate of 41 years). Other assets are depreciated using the straight line method over one to 40 years (an average of 35 years) or declining balance method at rates ranging from six percent to 21 percent (at an average rate of eight percent per annum). These rates are established to depreciate remaining net book value over the shorter of their useful lives, or economic lives.

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Pembina Pipeline Corporation

Commitments

At December 31, 2016, the Company had contractual construction commitments for property, plant and equipment of $2,196 million (December 31, 2015: $1,878 million), excluding significant projects awaiting regulatory approval.

9.	INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Purchase Option	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2014	2,090	188	432	277	897	2,987
Acquisition	7					7
Additions and other		13	8		21	21
Balance at December 31, 2015	2,097	201	440	277	918	3,015
Acquisition (Note 6)			49		49	49
Additions and other		11	(1)		10	10
Balance at December 31, 2016	2,097	212	488	277	977	3,074

Amortization
Balance at December 31, 2014		92	54		146	146
Amortization		18	29		47	47
Balance at December 31, 2015		110	83		193	193
Amortization		17	30		47	47
Balance at December 31, 2016		127	113		240	240

Carrying amounts
Balance at December 31, 2015	2,097	91	357	277	725	2,822
Balance at December 31, 2016	2,097	85	375	277	737	2,834

Intangible assets with finite useful life are amortized using the straight line method over 2 to 60 years (at an average of 15 years) or declining balance method at 24 percent per annum. The purchase option attributable to the Midstream operating segment of $277 million to acquire property, plant and equipment is not being amortized because it is not exercisable until 2018.

The aggregate carrying amount of intangible assets and goodwill allocated to each operating segment is as follows:

December 31 ($ millions)	2016			2015
	Goodwill	Intangible Assets	Total	Goodwill	Intangible Assets	Total
Conventional Pipelines	453	188	641	453	201	654
Oil Sands & Heavy Oil	28	6	34	28	6	34
Gas Services	176	66	242	176	19	195
Midstream	1,440	459	1,899	1,440	491	1,931
Corporate		18	18		8	8
	2,097	737	2,834	2,097	725	2,822

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Pembina Pipeline Corporation

Goodwill Impairment Testing

For the purpose of impairment testing, goodwill is allocated to the Company's operating segments which represents the lowest level within the Company at which the goodwill is monitored for management purposes. During the fourth quarter, impairment testing for goodwill was performed as at September 30, 2016. The recoverable amounts were based on their value in use and were determined to be higher than their carrying amounts.

The recoverable amount was determined using the value-in-use model by discounting the future cash flows generated from the continuing use of each operating segment. The calculation of the value in use is based on the following key assumptions:

•	Cash flows are projected based on past experience, actual operating results and four years (2015: four years) of the business plan approved by management.

•	Long-term growth: cash flows for periods up to 75 years (2015: 75 years) were extrapolated using a constant medium-term inflation, except where contracted, long-term cash flows indicated that no inflation should be applied or specific reduction in cash flows was more appropriate.

•	Pre-tax discount rates were applied in determining the recoverable amount of operating segments. Discount rates were estimated based on past experience, the risk free rate and average cost of debt, targeted debt to equity ratio, in addition to estimates of the specific operating segment's equity risk premium, size premium, small capitalization premium, projection risk, betas and tax rate.

The following summarizes the key assumptions used in the impairment test:

	Operating Segments
2016 (percent)	Conventional Pipelines	Oil Sands & Heavy Oil	Gas Services	Midstream
Pre-tax discount rate	6.42	6.69	6.07	6.41
Adjusted inflation rate	1.48	0.85	1.23	1.80
Change that would result in carrying value equal to recoverable amount
Increase in pre-tax discount rate	7.85	3.66	3.86	4.31

10.	INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

The Company has a 50 percent interest in two joint ventures (Fort Saskatchewan Ethylene Storage Corporation and Fort Saskatchewan Ethylene Storage Limited Partnership) that are reported using the equity method of accounting. The carrying value of the investments at December 31, 2016 is $134 million (2015: $145 million).

At December 31, 2016, the Company had no contractual commitments for additional investment in its equity accounted investees (December 31, 2015: nil).

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Pembina Pipeline Corporation

11.	INCOME TAXES

The movements of the components of the deferred tax assets and deferred tax liabilities are as follows:

($ millions)	Balance at December 31, 2015	Recognized in Earnings	Recognized in Other Comprehensive Income	Acquisition	Equity	Other	Balance at December 31, 2016
Deferred income tax assets
Derivative financial instruments	5	15					20
Employee benefits	1	5	2				8
Share-based payments	9	3					12
Provisions	124	9					133
Benefit of loss carryforwards	63	27					90
Other deductible temporary differences	7	35			2	(3)	41

Deferred income tax liabilities
Property, plant and equipment	(929)	(259)		(5)			(1,193)
Intangible assets	(170)	20					(150)
Investments in equity accounted investees	12	(18)					(6)
Taxable limited partnership income deferral	(49)	24					(25)
Other taxable temporary differences	(10)						(10)
Total deferred tax liabilities	(937)	(139)	2	(5)	2	(3)	(1,080)

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Pembina Pipeline Corporation

($ millions)	Balance at December 31, 2014	Recognized in Earnings	Recognized in Other Comprehensive Income	Acquisition	Equity	Other	Balance at December 31, 2015
Deferred income tax assets
Derivative financial instruments	3	2					5
Employee benefits	5	(4)					1
Share-based payments	13	(4)					9
Provisions	104	20					124
Benefit of loss carryforwards	22	41					63
Other deductible temporary differences	23	(19)			4	(1)	7

Deferred income tax liabilities
Property, plant and equipment	(699)	(230)					(929)
Intangible assets	(171)	12		(11)			(170)
Investments in equity accounted investees	(7)	16				3	12
Taxable limited partnership income deferral	(48)	(1)					(49)
Other taxable temporary differences	(19)	9					(10)
Total deferred tax liabilities	(774)	(158)		(11)	4	2	(937)

The Company's consolidated statutory tax rate for the year ended December 31, 2016 was 27 percent (2015: 27 percent).

Reconciliation of effective tax rate

Year Ended December 31 ($ millions, except as noted)	2016	2015
Earnings before income tax	654	614
Statutory tax rate (percent)	27	27
Income tax at statutory rate	176	165
Tax rate changes on deferred income tax balances	(2)	52
Changes in estimate and other	1	(10)
Permanent items	14	(8)
Income tax expense	189	199

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Pembina Pipeline Corporation

Income tax expense

Year Ended December 31 ($ millions)	2016	2015
Current tax expense	50	41
Deferred tax expense
Origination and reversal of temporary differences	168	144
Tax rate changes on deferred tax balances	(2)	52
Increase in tax loss carry forward	(27)	(38)
Total deferred tax expense	139	158
Total income tax expense	189	199

Deferred tax items recovered directly in equity

Year Ended December 31 ($ millions)	2016	2015
Share issue costs	2	4
Other comprehensive income	2
Deferred tax items recovered directly in equity	4	4

The Company has temporary differences associated with its investments in foreign subsidiaries and interests in joint arrangements. At December 31, 2016, the Company has not recorded a deferred tax asset or liability for these temporary differences (December 31, 2015: nil) as the Company controls the timing of the reversal and it is not probable that the temporary differences will reverse in the foreseeable future.

At December 31, 2016, the Company had US$68 million (December 31, 2015: US$54 million) of U.S. tax losses that will expire after 2030, and $205 million (December 31, 2015: $125 million) of Canadian tax losses that will expire after 2034. The Company has recorded deferred tax assets in respect of these losses as it has been determined that it is probable that future taxable profits will be sufficient to utilize these losses. Deferred tax assets in respect of the US tax losses were $31 million at December 31, 2016 (December 31, 2015: $28 million).

12.	TRADE PAYABLES AND ACCRUED LIABILITIES

December 31 ($ millions)	2016	2015
Trade payables	475	373
Other payables & accrued liabilities	170	160
Total current trade and other payables	645	533

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Pembina Pipeline Corporation

13.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
December 31 ($ millions, CAD)	Available at December 31, 2016	Nominal interest rate	Year of maturity		2016	2015
Operating facility(1)	30	prime + 0.45 or BA(2) / LIBOR + 1.45	2017	(3)
Revolving unsecured credit facility(1)	2,500	prime + 0.45 or BA(2) / LIBOR + 1.45	2020		353	25
Senior unsecured notes – series C	200	5.58	2021		199	198
Senior unsecured notes – series D	267	5.91	2019		266	266
Senior unsecured medium-term notes series 1	250	4.89	2021		249	249
Senior unsecured medium-term notes series 2	450	3.77	2022		449	448
Senior unsecured medium-term notes series 3	450	4.75	2043		446	446
Senior unsecured medium-term notes series 4	600	4.81	2044		596	596
Senior unsecured medium-term notes series 5	450	3.54	2025		448	448
Senior unsecured medium-term notes series 6	500	4.24	2027		497	497
Senior unsecured medium-term notes series 7	500	3.71	2026		497
Finance lease liabilities and other					8	7
Total interest bearing liabilities	6,197				4,008	3,180
Less current portion					(6)	(5)
Total non-current					4,002	3,175

(1)	The nominal interest rate is based on the Company's credit rating at December 31, 2016.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

Subsequent to year end, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes") on January 20, 2017. The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

On August 11, 2016 Pembina closed an offering of $500 million of senior unsecured series 7 medium-term notes (the "Series 7 Notes"). The Series 7 Notes have a fixed coupon of 3.71 percent per annum, paid semi-annually, and mature on August 11, 2026.

On June 16, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027, and $100 million through the re-opening of its 4.75 percent medium-term notes, Series 3, maturing on April 30, 2043.

On April 16, 2015, Pembina increased the available funds under its unsecured revolving credit facility to $2 billion and retained a $750 million accordion feature. The unsecured revolving credit facility maturity date was extended to May 2020 from March 2019 and the $30 million operating facility maturity date was extended to May 2016 from July 2015.

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Pembina Pipeline Corporation

On February 2, 2015, Pembina issued $600 million of senior unsecured medium-term notes conducted in two tranches consisting of $450 million in senior unsecured medium-term notes, Series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025, and $150 million through the re-opening of its 4.75 percent medium-term notes, Series 3, maturing on April 30, 2043.

All facilities are governed by specific debt covenants which Pembina was in compliance with at December 31, 2016 (December 31, 2015: in compliance).

For more information about the Company's exposure to interest rate, foreign currency and liquidity risk, see financial instruments and financial risk management Note 24.

14.	CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars per share)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity Date	October 13, 2015	October 13, 2015	December 31, 2018
Balance at December 31, 2014	229	20	142	391
Conversions and redemptions	(236)	(24)	(1)	(261)
Unwinding of discount rate		1	1	2
Deferred financing fee (net of amortization)	7	3	1	11
Balance at December 31, 2015			143	143
Conversions and redemptions			(2)	(2)
Unwinding of discount rate			1	1
Deferred financing fee (net of amortization)			1	1
Balance at December 31, 2016			143	143

On October 13, 2015, Pembina redeemed its Series C debentures and its Series E debentures. In each case, Pembina elected to satisfy the redemption of the debentures through the issuance of common shares.

The Series F debentures may be converted at the option of the holder at a conversion price of $29.53 per common share at any time prior to maturity and may be redeemed by the Company. On or after December 31, 2016, the Series F debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Company retains a cash conversion option on the Series F convertible debentures, allowing the Company to pay cash to the converting holder of the debentures, at the option of the Company. The cash conversion feature is recognized as an embedded derivative and accounted for as a derivative financial instrument, measured at fair value using an option pricing model.

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Pembina Pipeline Corporation

15.	DECOMMISSIONING PROVISION

($ millions)	2016	2015
Balance at January 1	462	410
Unwinding of discount rate	10	10
Change in rates	(73)	28
Additions	55	42
Change in estimates and other	42	(28)
Total	496	462
Less current portion (included in accrued liabilities)	(8)	(12)
Balance at December 31	488	450

The Company applied a 1.8 percent inflation rate per annum (December 31, 2015: 2.0 percent) and a risk-free rate of 2.3 percent (December 31, 2015: 2.2 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. No re-measurements were credited to depreciation expense for the year ended December 31, 2016 (December 31, 2015: $1 million).

16.	SHARE CAPITAL

Pembina is authorized to issue an unlimited number of common shares, a number of a class of Class A Preferred Shares, issuable in series, not to exceed twenty percent of the number of issued and outstanding Common Shares at the time of issuance of any Class A Preferred Shares and an unlimited number of Class B Preferred Shares. The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company, receive dividends declared and share in the remaining property of the Company upon distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Pembina has adopted a shareholder rights plan ("Plan") as a mechanism designed to assist the board in ensuring the fair and equal treatment of all shareholders in the face of an actual or contemplated unsolicited bid to take control of the Company. Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the board to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in Pembina. The Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. The Plan was reconfirmed at Pembina's 2016 meeting of shareholders and must be reconfirmed at every third annual meeting thereafter. Accordingly, the Plan, with such amendments as the Board of Directors determines to be necessary or advisable, and as may otherwise be required by law, is expected to be placed before shareholders for approval at Pembina's 2019 annual meeting. A copy of the agreement relating to the current Plan has been filed on Pembina's SEDAR and EDGAR profiles.

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Pembina Pipeline Corporation

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2014	338	6,876
Issued, net of issue costs	15	446
Dividend reinvestment plan	11	373
Debenture conversions	9	271
Share-based payment transactions		25
Balance at December 31, 2015	373	7,991
Issued, net of issue costs	10	335
Dividend reinvestment plan	13	449
Debenture conversions		2
Share-based payment transactions	1	31
Balance at December 31, 2016	397	8,808

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million. Pembina used the net proceeds, together with funds available under its existing credit facilities to finance the Acquisition which closed on April 20, 2016 (see note 6).

On November 19, 2015, Pembina closed a bought deal offering of 15.3 million common shares at a price of $30.00 per share for aggregate gross proceeds of $460 million.

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares	Preferred Share Capital
Balance at December 31, 2014	36	880
Class A, Series 9 Preferred shares issued, net of issue costs	9	220
Balance at December 31, 2015	45	1,100
Class A, Series 11 Preferred shares issued, net of issue costs	7	166
Class A, Series 13 Preferred shares issued, net of issue costs	10	243
Balance at December 31, 2016	62	1,509

On April 27, 2016, Pembina issued 10 million cumulative redeemable minimum rate reset class A Series 13 Preferred Shares for aggregate gross proceeds of $250 million. The holders of Series 13 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on June 1, 2021 and every fifth year thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 4.96 percent, provided that, in any event, such rate shall not be less than 5.75 percent. The Series 13 Preferred Shares are redeemable by the Company at its option on June 1, 2021 every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

Holders of the Series 13 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 14 ("Series 14 Preferred Shares"), subject to certain conditions, on June 1, 2021 and every fifth year thereafter. Holders of Series 14 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 4.96 percent, if, as and when declared by the Board of Directors.

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Pembina Pipeline Corporation

On January 15, 2016, Pembina issued 6.8 million cumulative redeemable minimum rate reset class A Series 11 Preferred Shares for aggregate gross proceeds of $170 million. The holders of Series 11 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on March 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 5.00 percent, provided that, in any event, such rate shall not be less than 5.75 percent. The Series 11 Preferred Shares are redeemable by the Company at its option on March 1, 2021 and every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

Holders of the Series 11 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 12 ("Series 12 Preferred Shares"), subject to certain conditions, on March 1, 2021 and every fifth year thereafter. Holders of Series 12 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 5.00 percent, if, as and when declared by the Board of Directors.

On April 10, 2015 Pembina issued 9 million cumulative redeemable rate reset class A preferred shares, Series 9 ("Series 9 Preferred Shares") for aggregate gross proceeds of $225 million. The holders of Series 9 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.1875 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on December 1, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3.91 percent. The Series 9 Preferred Shares are redeemable by the Company at its option on December 1, 2020 and on December 1 of every fifth year thereafter.

Holders of the Series 9 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred shares, Series 10 ("Series 10 Preferred Shares"), subject to certain conditions, on December 1, 2020 and on December 1 of every fifth year thereafter. Holders of Series 10 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 3.91 percent, if, as and when declared by the Board of Directors of Pembina.

Dividends

The following dividends were declared by the Company:

Year Ended December 31 ($ millions)	2016	2015
Common shares
Common shares $1.89750 per qualifying share (2015: $1.80000)	737	628
Preferred shares
$1.062500 per qualifying Series 1 preferred share (2015: $1.06250)	11	11
$1.175000 per qualifying Series 3 preferred share (2015: $1.17500)	7	7
$1.250000 per qualifying Series 5 preferred share (2015: $1.25000)	12	12
$1.125000 per qualifying Series 7 preferred share (2015: $1.12500)	11	11
$1.187500 per qualifying Series 9 preferred share (2015: $0.76538)	11	7
$1.259325 per qualifying Series 11 preferred share (2015: nil)	8
$0.859575 per qualifying Series 13 preferred share (2015: nil)	9
	69	48

On March 1, Pembina announced an increase in the monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend paid on May 13, 2016.

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Pembina Pipeline Corporation

On January 5, 2017, Pembina announced that the Board of Directors declared a dividend of $0.16 per qualifying common share ($1.92 annually) in the total amount of $64 million, payable on February 15, 2017 to shareholders of record on January 25, 2017. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11 and 13. All preferred share dividends, in the total amount of $19 million are payable on March 1, 2017 to shareholders of record on February 1, 2017.

Series	Dividend Amount
Series 1	$0.265625
Series 3	$0.293750
Series 5	$0.312500
Series 7	$0.281250
Series 9	$0.296875
Series 11	$0.359375
Series 13	$0.359375

On February 7, 2017, Pembina announced that the Board of Directors declared a dividend for February of $0.16 per qualifying common share ($1.92 annualized) payable on March 15, 2017 to shareholders of record on February 25, 2017.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price of 97 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment equal to 101 percent of the amount of reinvested dividends (the "Premium Dividend™"), pursuant to the "Premium Dividend™ Component" of the DRIP.

Participation in the DRIP for the fourth quarter and twelve months of 2016 was 58 percent and 61 percent (2015 – 61 percent and 60 percent) of common shares outstanding. Proceeds for the fourth quarter of 2016 were $110 million and $449 million during the full year compared to $99 million and $373 million for the same periods of 2015.

17.	DEFERRED REVENUE

Deferred revenue consists of asset purchases that occurred at a nominal value in exchange for future toll reductions which is amortized to revenue over the life of the asset. Deferred revenue also includes other payments received from customers or lessors related to capital expenditures or lease inducements which are amortized over the lease or contract terms.

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Pembina Pipeline Corporation

18.	PERSONNEL EXPENSES

Year Ended December 31 ($ millions)	2016	2015
Salaries and wages	183	172
Share-based compensation expense (Note 23)	46	25
Short-term incentive plan	35	25
Pension plan expense	17	16
Health, savings plan and other benefits	18	16
	299	254

19.	NET FINANCE COSTS

Year Ended December 31 ($ millions)	2016	2015
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	91	71
Convertible debentures	11	32
Unwinding of discount rate	10	10
Gain in fair value of non-commodity-related derivative financial instruments	(3)	(1)
Loss (gain) on revaluation of conversion feature of convertible debentures	40	(40)
Foreign exchange losses (gains) and other	4	(1)
Net finance costs	153	71

Net interest paid of $163 million (2015: $147 million) includes interest paid during construction of $72 million (2015: $68 million).

20.	OPERATING SEGMENTS

The Company determines its reportable segments based on the nature of operations and includes four operating segments: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream.

Conventional Pipelines consists of the tariff-based operations of pipelines and related facilities to deliver crude oil, condensate and NGL in Alberta, British Columbia, Saskatchewan, and North Dakota, United States.

Oil Sands & Heavy Oil consists of the Syncrude, Horizon, Nipisi and Mitsue Pipelines, and the Cheecham Lateral. These pipelines and related facilities deliver synthetic crude oil produced from oil sands under long-term cost-of-service arrangements.

Gas Services consists of natural gas gathering and processing facilities, including nine shallow and deep cut sweet gas processing plants and gathering systems.

Midstream consists of the Company's interests in extraction and fractionation facilities, terminalling and storage hub services under a mixture of short, medium and long-term contractual arrangements.

The financial results of the business segments are included below. Performance is measured based on results from operating activities, net of depreciation and amortization, as included in the internal management reports that are reviewed by the Company's Chief Executive Officer, Chief Financial Officer and Senior Vice Presidents. These results are used to measure performance as management believes that such information is the most relevant in evaluating results of certain segments relative to other entities that operate within these industries. Intersegment transactions are recorded at market value and eliminated under corporate and intersegment eliminations.

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Pembina Pipeline Corporation

12 Months Ended December 31, 2016 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	719	202			(116)	805
Terminalling, storage and hub services				3,183		3,183
Gas services			283		(6)	277
Total revenue(5)	719	202	283	3,183	(122)	4,265
Operating expenses	222	62	76	69	(10)	419
Cost of goods sold, including product purchases			12	2,611	(122)	2,501
Realized loss on commodity-related derivative financial instruments	3			7		10
Operating margin	494	140	195	496	10	1,335
Depreciation and amortization included in operations (6)	103	17	52	101		273
Unrealized (gain) loss on commodity-related derivative financial instruments	(2)			63		61
Gross profit	393	123	143	332	10	1,001
Depreciation included in general and administrative					20	20
Other general and administrative	10	5	8	24	128	175
Other (income) expense	(11)	1	1	8		(1)
Reportable segment results from operating activities	394	117	134	300	(138)	807
Net finance costs	5	1	2	8	137	153
Reportable segment earnings (loss) before tax and equity accounted investees	389	116	132	292	(275)	654
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	957	124	146	504	14	1,745
Acquisition			566			566

(1)	Eleven percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $13 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $139 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	In 2016, one customer accounted for 10 percent of total revenue.
(6)	Includes amortization of intangible assets.

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Pembina Pipeline Corporation

12 Months Ended December 31, 2015 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)(6)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	628	213			(105)	736
Terminalling, storage and hub services				3,690		3,690
Gas services			209			209
Total revenue (7)	628	213	209	3,690	(105)	4,635
Operating expenses	224	74	64	71	(7)	426
Cost of goods sold, including product purchases			1	3,232	(105)	3,128
Realized loss (gain) on commodity-related derivative financial instruments	3			(40)		(37)
Operating margin	401	139	144	427	7	1,118
Depreciation and amortization included in operations (5)	88	17	33	107	4	249
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			4		3
Gross profit	314	122	111	316	3	866
Depreciation included in general and administrative					14	14
Other general and administrative	8	6	7	21	101	143
Other expense (income)	7	(2)	1	18		24
Reportable segment results from operating activities	299	118	103	277	(112)	685
Net finance costs (income)	3	1	2	(5)	70	71
Reportable segment earnings (loss) before tax and equity accounted investees	296	117	101	282	(182)	614
Share of loss of investment in equity accounted investees, net of tax				9		9
Capital expenditures	932	28	242	566	43	1,811

(1)	Eight percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $9 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $122 million associated with U.S. midstream sales.
(4)	Includes inventory write-down to net realizable value of $12 million recognized in 2015.
(5)	Includes amortization of intangible assets.
(6)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(7)	In 2015, one customer accounted for 10 percent of total revenue (2014: no customers).

21.	EARNINGS PER COMMON SHARE

Basic earnings per common share

The calculation of basic earnings per common share at December 31, 2016 was based on the earnings attributable to common shareholders of $394 million (2015: $355 million) and a weighted average number of common shares outstanding of 388 million (2015: 347 million).

Diluted earnings per common share

The calculation of diluted earnings per common share at December 31, 2016 was based on earnings attributable to common shareholders of $394 million (December 31, 2015: $355 million), and weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares of 389 million (2015: 348 million).

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Pembina Pipeline Corporation

Earnings attributable to common shareholders

Year Ended December 31 ($ millions)	2016	2015
Earnings	466	406
Dividends on preferred shares	(69)	(48)
Cumulative dividends on preferred shares, not yet declared	(3)	(3)
Earnings attributable to common shareholders (basic and diluted)	394	355

Weighted average number of common shares

(In millions of shares, except as noted)	2016	2015
Issued common shares at January 1	373	338
Effect of shares issued	8	2
Effect of conversion of convertible debentures		2
Effect of shares issued under dividend reinvestment plan	7	5
Weighted average number of common shares at December 31 (basic)	388	347

Dilutive effect of share options on issue	1	1
Weighted average number of common shares at December 31 (diluted)	389	348

Basic earnings per common share (dollars)	1.02	1.02
Diluted earnings per common share (dollars)	1.01	1.02

At December 31, 2016, the effect of the conversion of the convertible debentures was excluded from the diluted earnings per common share calculation as the impact was anti-dilutive. If the convertible debentures were included, an additional 5 million (2015: 12 million) common shares would be added to the weighted average number of common shares and $8 million (2015: $24 million) would be added to earnings, representing after-tax interest expense of the convertible debentures.

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

22.	PENSION PLAN

December 31 ($ millions)	2016	2015
Registered defined benefit net obligation	16	14
Supplemental defined benefit net obligation	10	8
Other accrued benefit obligations	1	1
Net employee benefit obligations	27	23

The Company maintains a defined contribution plan and non-contributory defined benefit pension plans covering its employees. The Company contributes five to ten percent of an employee's earnings to the defined contribution plan until the employee's age plus years of service equals 50, at which time they become eligible for the defined benefit plans. The Company recognized $6 million in expense for the defined contribution plan during the year (2015 $5 million). The defined benefit plans include a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The defined benefit plans are administered by a single pension fund that is legally separated from the Company. Benefits under the plans are based on the length of service and the annual average best three years of earnings during the last ten years of service of the employee. Benefits paid out of the plans are not indexed. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation was at December 31, 2015. The defined benefit plans expose the Company to actuarial risks such as longevity risk, interest rate risk, and market (investment) risk.

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Pembina Pipeline Corporation

Defined benefit obligations

December 31	2016		2015
($ millions)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of unfunded obligations		10		8
Present value of funded obligations	180		160
Total present value of obligations	180	10	160	8
Fair value of plan assets	164		146
Recognized liability for defined benefit obligations	(16)	(10)	(14)	(8)

The Company funds the defined benefit obligation plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds. Defined benefit plan contributions totalled $15 million for the year ended December 31, 2016 (2015: $9 million).

The Company has determined that, in accordance with the terms and conditions of the defined benefit plans, and in accordance with statutory requirements of the plans, the present value of refunds or reductions in future contributions is not lower than the balance of the total fair value of the plan assets less the total present value of obligations. As such, no decrease in the defined benefit asset is necessary at December 31, 2016 (December 31, 2015: nil).

Registered defined benefit pension plan assets comprise

December 31 (percentages)	2016	2015
Equity securities	61	58
Debt	38	41
Other	1	1
	100	100

Movement in the present value of the defined benefit pension obligation

	2016		2015
($ millions)	Registered Plan	Supplemental Plan	Registered Plan	Supplemental Plan
Defined benefits obligations at January 1	160	8	149	8
Benefits paid by the plan	(8)		(5)
Current service costs	11		11
Interest expense	6		6
Actuarial losses (gains) in other comprehensive income	11	2	(1)
Defined benefit obligations at December 31	180	10	160	8

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Pembina Pipeline Corporation

Movement in the present value of registered defined benefit pension plan assets

($ millions)	2016	2015
Fair value of plan assets at January 1	146	138
Contributions paid into the plan	15	9
Benefits paid by the plan	(8)	(5)
Return (loss) on plan assets	5	(1)
Interest income	6	5
Fair value of registered plan assets at December 31	164	146

Expense recognition in earnings

Registered Plan
Year Ended December 31 ($ millions)	2016	2015
Current service costs	11	11
Interest on obligation	6	6
Expected return on plan assets	(6)	(6)
	11	11

The expense is recognized in the following line items in the statement of comprehensive income:

Year Ended December 31 ($ millions)	2016	2015
Registered Plan
Operating expenses	5	5
General and administrative expense	6	6
	11	11

Expense recognized for the Supplemental Plan was less than one million for each of the years ended December 31, 2016 and 2015.

Actuarial gains and losses recognized in other comprehensive income

	2016			2015
($ millions)	Registered Plan	Supplemental Plan	Total	Registered Plan	Supplemental Plan	Total
Balance at January 1	(20)	(1)	(21)	(21)	(1)	(22)
Remeasurements gain:
Actuarial gain (loss) arising from
Demographic assumptions	(1)		(1)	(1)		(1)
Financial assumptions	(5)		(5)	2		2
Experience adjustments	(3)		(3)	1		1
Return (loss) on plan assets excluding interest income	4		4	(1)		(1)
Recognized during the period after tax	(5)		(5)	1		1
Balance at December 31	(25)	(1)	(26)	(20)	(1)	(21)

Principal actuarial assumptions used:

December 31 (weighted average percent)	2016	2015
Discount rate	3.9	4.1
Future pension earning increases	4.0	4.0

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Pembina Pipeline Corporation

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the liabilities in the defined plans are as follows:

December 31 (years)	2016	2015
Longevity at age 65 for current pensioners
Males	21.6	21.5
Females	24.0	24.0
Longevity at age 65 for current member aged 45
Males	22.7	22.6
Females	25.0	25.0

The calculation of the defined benefit obligation is sensitive to the discount rate, compensation increases, retirements and termination rates as set out above. An increase or decrease of the estimated discount rate of 3.9 percent by 100 basis points at December 31, 2016 is considered reasonably possible in the next financial year but would not have a material impact on the obligation.

The Company expects to contribute $14 million to the defined benefit plans in 2017.

23.	SHARE-BASED PAYMENTS

At December 31, 2016, the Company has the following share-based payment arrangements:

Share option plan (equity settled)

The Company has a share option plan under which employees are eligible to receive options to purchase shares in the Company.

Long-term share unit award incentive plan (cash-settled)

In 2005, the Company established a long-term share unit award incentive plan. Under the share-based compensation plan, awards of restricted (RSU) and performance (PSU) share units are made to officers, non-officers and directors. The plan results in participants receiving cash compensation based on the value of the underlying notional shares granted under the plan. Payments are based on a trading value of the Company's common shares plus notional dividends and performance of the Company.

In 2015, the Company also established a deferred share units (DSU) plan. Under the DSU plan, directors are required to take at least forty percent of total director compensation, excluding meeting fees, as DSUs. A DSU is a notional share that has the same value as one Pembina common share. Its value changes with our share price. DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares. DSUs are paid out when a director retires from the board and are redeemed for cash using the weighted average of trading price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.

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Pembina Pipeline Corporation

Terms and conditions of share option plan and share unit award incentive plan

The terms and conditions relating to the grants of the share option program and the long-term share unit award incentive plans are listed in the tables below:

Grant date share options granted to employees (thousands of options, except as noted)	Number of options	Contractual life of options
March 9, 2015	777	7 years
July 2, 2015	127	7 years
October 5, 2015	50	7 years
December 21, 2015	6	7 years
March 8, 2016	2,613	7 years
March 30, 2016	227	7 years
July 4, 2016	88	7 years
August 16, 2016	1,268	7 years
October 3, 2016	62	7 years
November 15, 2016	1,240	7 years

One-third vest on the first anniversary of the grant date, one-third vest on the second anniversary of the grant date and one-third vest on the third anniversary of the grant date.

Long-term share unit award incentive plan(1)

Grant date RSUs, PSUs and DSUs to Officers, Non-Officers(2) and Directors (thousands of units, except as noted)	PSUs (3)	RSUs (3)	DSUs	Total
January 1, 2015	252	243	27	522
January 1, 2016	365	372	49	786

PSUs vest on the third anniversary of the grant date. RSUs vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date. Actual units awarded based on the trading value of the shares and performance of the Company.

(1)	Distribution Units are granted in addition to RSU and PSU grants based on notional accrued dividends from RSU and PSU granted but not paid.
(2)	Non-Officers defined as senior selected positions within the Company.
(3)	Contractual life of 3 years.

Disclosure of share option plan

The number and weighted average exercise prices of share options as follows:

(thousands of options, except as noted)	Number of Options	Weighted Average Exercise Price (dollars)
Outstanding at December 31, 2014	9,760	$40.60
Granted	960	$40.67
Exercised	(331)	$25.50
Forfeited	(383)	$44.12
Outstanding at December 31, 2015	10,006	$40.98
Granted	5,498	$36.41
Exercised	(577)	$28.20
Forfeited	(509)	$41.25
Expired	(108)	$46.83
Outstanding as at December 31, 2016	14,310	$39.68

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Pembina Pipeline Corporation

As of December 31, 2016, the following options are outstanding:

(thousands of options, except as noted) Exercise Price (dollars)	Number outstanding at December 31, 2016	Options Exercisable	Weighted average remaining life
$14.84 – $19.99	170	170	0.67
$20.00 – 29.99	1,052	1,049	2.24
$30.00 – $39.99	6,865	1,367	5.82
$40.00 – $52.01	6,223	3,883	4.82
Total	14,310	6,469	5.06

The weighted average share price at the date of exercise for share options exercised in the year ended December 31, 2016 was $39.27 (December 31, 2015: $37.58).

Expected volatility is estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of the fair values at grant date of share options are the following:

Share options granted

Year Ended December 31 (dollars, except as noted)	2016	2015
Weighted average
Fair value at grant date	3.71	3.28
Share price at grant date	36.47	39.62
Exercise price	36.41	40.67
Expected volatility (percent)	25.1	21.4
Expected option life (years)	3.67	3.67
Expected annual dividends per option	1.90	1.83
Expected forfeitures (percent)	6.7	7.3
Risk-free interest rate (based on government bonds)(percent)	0.7	0.7

Disclosure of long-term share unit award incentive plan

The long-term share unit award incentive plans was valued using the volume weighted average price for 20 days ending December 31, 2016 of $41.18 (December 31, 2015: $29.71). Actual payment may differ from amount valued based on market price and company performance.

Employee expenses

Year Ended December 31 ($ millions)	2016	2015
Share option plan, equity settled	15	16
Long-term share unit award incentive plan	31	9
Share-based compensation expense	46	25

Total carrying amount of liabilities for cash settled arrangements	44	32
Total intrinsic value of liability for vested benefits	24	20

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Pembina Pipeline Corporation

24.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Risk Management

Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina recognizes that effective management of these risks is a critical success factor in managing organization and shareholder value.

Risk management strategies, policies and limits ensure risks and exposures are aligned to Pembina's business strategy and risk tolerance. The Company's Board of Directors is responsible for providing risk management oversight at Pembina. The Company's Audit Committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by the Company. Internal audit personnel assist the Audit Committee in its oversight role by monitoring and evaluating the effectiveness of the organization's risk management system.

Counterparty credit risk

Counterparty credit risk represents the financial loss the Company would experience if a counterparty to a financial instrument failed to meet its contractual obligations in accordance with the terms and conditions of the financial instruments with the Company. Counterparty credit risk arises primarily from the Company's cash and cash equivalents, trade and other receivables, and from counterparties to its derivative financial instruments. The carrying amount of the Company's cash and cash equivalents, trade and other receivables and derivative financial instruments represents the maximum counterparty credit exposure, without taking into account security held.

The Company manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments for all new counterparties and regular reviews of existing counterparties to establish and monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances where warranted. The Company utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty including external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board of Directors designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a counterparty. The Company continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.

Financial assurances may include guarantees, letters of credit and cash. Letters of credit totaling $115 million (December 31, 2015: $68 million) are held primarily in respect of customer trade receivables.

Typically, the Company has collected its trade receivables in full and at December 31, 2016, 95 percent were current (2015: 87 percent). Management defines current as outstanding accounts receivable past due and under 30 days. The Company has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum in its custody.

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Pembina Pipeline Corporation

At December 31, the aging of trade and other receivables was as follows:

Past Due	2016	2015
31-60 days past due	2	3
61-90 days past due	1	2
Greater than 91 days	4	9
	7	14

Management believes the unimpaired amounts that are past due by greater than 30 days are fully collectible based on customer payment history and management's assessment of counterparty credit risk through established credit management techniques as discussed above. At December 31, 2016, the allowance for doubtful accounts amounted to $1 million (2015: $1 million). Pembina recognized $1 million in bad debt expense during 2016 (2015: $1 million).

The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis. The Company believes these measures minimize its counterparty credit risk but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, the Company must balance its market and counterparty credit risks when making business decisions.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The following are the contractual maturities of financial liabilities, including estimated interest payments.

			Outstanding balances due by period
December 31, 2016 ($ millions)	Carrying Amount	Expected Cash Flows	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Trade payables and accrued liabilities	645	645	645
Taxes Payable	5	5	5
Loans and borrowings	4,008	6,147	162	589	1,084	4,312
Convertible debentures	143	167	10	157
Dividends payable	64	64	64
Derivative financial liabilities	123	123	65	58
Finance leases	14	14	7	7

The Company manages its liquidity risk by forecasting cash flows over a 12 month rolling time period to identify financing requirements. These financing requirements are then addressed through a combination of credit facilities and through access to capital markets, if required.

Market risk

Pembina's results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.

a.	Commodity price risk

Pembina's Midstream business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks including that Pembina may experience volatility in revenue, and impairments related to the book value of stored product, due to fluctuations in commodity prices. Primarily, Pembina enters into contracts to purchase and sell crude and NGL at floating market prices. The prices of products that are marketed by Pembina are subject to volatility as a result of such factors as seasonal demand changes, extreme weather conditions, general economic conditions, changes in crude oil markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period. This variability could have an adverse effect on the results of Pembina's commercial Midstream business and its overall results of operations. To assist in effectively smoothing that variability inherent in this business, Midstream is investing in assets that have a fee-based revenue component, and is looking to expand this area going forward.

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Pembina Pipeline Corporation

The Midstream business is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to decreasing frac spreads. Frac spread is the difference between the sale prices of NGL products and the cost of NGL sourced from natural gas and acquired at natural gas related prices. Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the NGL midstream business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the NGL midstream business, which could affect Pembina and the cash dividends of Pembina.

Pembina responds to commodity price risk by using an active Risk Management Program to fix revenues to pay for a minimum of 50 percent of the fixed committed term natural gas supply costs. Pembina's fixed committed natural gas supply can vary from year to year based on industry dynamics. Additionally, Pembina's Midstream business is also exposed to variability in quality, time and location differentials and the Company may also utilize financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

b.	Foreign exchange risk

Certain of Pembina's cash flows, namely a portion of its commodity-related cash flows as well as certain U.S.-based infrastructure assets, are subject to currency risk, primarily arising from the denomination of specific cash flows in U.S. dollars. Additionally, a portion of Pembina's capital expenditures may also be denominated in U.S. dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency at a fixed rate.

c.	Interest rate risk

Pembina has floating interest rate debt which subjects the Company to interest rate risk. Pembina responds to this risk under the active Risk Management Program to enter into financial derivative contracts to fix interest rates.

At the reporting date, the interest rate profile of the Company's interest-bearing financial instruments was:

Carrying Amounts of Financial Liability
December 31 ($ millions)	2016	2015
Fixed rate instruments	3,655	3,155
Variable rate instruments (1)	353	25
	4,008	3,180

(1)	At December 31, 2016, the Company held positions in financial derivative contracts to fix interest rates on $100 million of the underlying variable rate instruments (December 31, 2015 - $100 million).

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Pembina Pipeline Corporation

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have (increased) decreased earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

December 31 ($ millions)	2016	2015
	± 100 bp	± 100 bp
Variable rate instruments	±4	±0
Interest rate swap	±1	±0
Earnings sensitivity (net)	±3	±0

Fair values

The basis for determining fair value is disclosed in Note 5.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	December 31, 2016		December 31, 2015
($ millions)	Carrying Value	Fair Value	Carrying value	Fair Value
Financial assets carried at fair value
Derivative financial instruments	9	9	14	14
Financial assets carried at amortized cost
Cash and cash equivalents	35	35	28	28
Trade receivables and other	451	451	480	480
Other assets	11	11	11	11
	497	497	519	519
Financial liabilities carried at fair value
Derivative financial instruments(2)	123	123	30	30
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	645	645	533	533
Taxes Payable	5	5
Dividends payable	64	64	57	57
Loans and borrowings(2)	4,008	4,234	3,180	3,261
Convertible debentures(1)	143	210	143	167
	4,865	5,158	3,913	4,018

(1)	Carrying value excludes conversion feature of convertible debentures.
(2)	Carrying value of current and non-current balances.

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus and adequate credit spread, and were as follows:

December 31 (percents)	2016	2015
Derivatives	0.9 - 1.1	0.8 - 1.0
Loans and borrowings	1.9 - 4.8	2.3 - 5.4

Fair value of power derivatives are based on market rates reflecting forward curves.

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Pembina Pipeline Corporation

Fair value hierarchy

The fair value of financial instruments carried at fair value is classified according to the following hierarchy based on the amount of observable inputs used to value the instruments.

Level 1: Unadjusted quoted prices are available in active markets for identical assets or liabilities as the reporting date. Pembina does not use Level 1 inputs for any of its fair value measurements.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange. All of Pembina's significant financial instruments carried at fair value are valued using Level 2 inputs.

The following table is a summary of the net derivative financial instruments, which is consistent with the gross balances:

	2016					2015
December 31 ($ millions)	Current Asset	Non- Current Asset	Current Liability	Non- Current Liability	Total	Current Asset	Non- Current Asset	Current Liability	Non- Current Liability	Total
Commodity, power, storage and rail financial instruments	9		(61)	(1)	(53)	14		(6)	(1)	7
Interest rate			(3)	(3)	(6)			(3)	(5)	(8)
Foreign exchange			(1)		(1)			(1)		(1)
Conversion feature of convertible debentures (Note 14)				(54)	(54)				(14)	(14)
Net derivative financial instruments	9		(65)	(58)	(114)	14		(10)	(20)	(16)

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Pembina Pipeline Corporation

Sensitivity analysis

The following table shows the impact on earnings if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

As at December 31, 2016 ($ millions)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $0.25 per GJ)	4	(4)
NGL (includes propane, butane and condensate)	(Belvieu/Conway +/- U.S. $0.10 per gal)	(25)	25
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.20)	(15)	15
Product margin
Crude oil	(WTI +/- $2.50 per bbl)	(5)	5
NGL (includes condensate)	(Belvieu/Conway +/- U.S. $0.10 per gal)	N/A	N/A
Corporate
Interest rate	(Rate +/- 50 basis points)	1	(1)
Power	(AESO +/- $5.00 per MW/h)	0.4	(0.4)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per common share)	(2)	2

25.	OPERATING LEASES

Leases as lessee

Operating lease rentals are payable as follows:

December 31 ($ millions)	2016	2015
Less than 1 year	101	91
Between 1 and 5 years	383	396
More than 5 years	327	424
	811	911

The Company leases a number of offices, warehouses, vehicles, land and rail cars under operating leases. The leases run for a period of one to twelve years, with an option to renew the lease after that date. The Company has sublet office space and railcars up to 2027 and has contracted sub-lease payments for a minimum of $100 million over the term. The amounts shown in the table above are presented gross.

26.	CAPITAL MANAGEMENT

The Company's objective when managing capital is to ensure a stable stream of dividends to shareholders that is sustainable over the long-term. The Company manages its capital structure based on requirements arising from significant capital development activities, the risk characteristics of its underlying asset base, and changes in economic conditions. Pembina manages its capital structure and short-term financing requirements using Non-GAAP measures, including the ratios of debt to EBITDA, debt to total enterprise value, adjusted cash flow to debt and debt to equity. The metrics are used to measure the Company's financial leverage and measure the strength of the Company's balance sheet. The Company remains satisfied that the leverage currently employed in its capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new equity or debt issuances, as required.

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Pembina Pipeline Corporation

The Company maintains a conservative capital structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. The Company funds its operating commitments, short-term capital spending as well as its dividends to shareholders through this cash flow, while new borrowing and equity issuances are primarily reserved for the support of specific significant development activities. The capital structure of the Company consists of shareholder's equity, comprised of common and preferred equity, plus long-term debt. Long-term debt is comprised of bank credit facilities, unsecured notes, finance lease obligations and convertible debentures.

Pembina is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants as of December 31, 2016.

Note 16 of these financial statements shows the change in Share Capital for the year ended December 31, 2016.

27.	GROUP ENTITIES

Significant subsidiaries

	Ownership Interest
December 31 (percentages)	2016	2015
Pembina Pipeline	100	100
Pembina Gas Services Limited Partnership	100	100
Pembina Oil Sands Pipeline LP	100	100
Pembina Midstream Limited Partnership	100	100
Pembina NGL Corporation	100	100
Pembina Facilities NGL LP	100	100
Pembina Midstream Inc.	100	100
Pembina Infrastructure and Logistics LP	100	100
Pembina Empress NGL Partnership	100	100
Pembina (Pro) Holding Company	100	100
Pembina Resource Services Canada	100	100
Pembina Resource Services (U.S.A.)	100	100
Pembina Prairie Facilities Ltd.	100	100

28.	RELATED PARTIES

All transactions with related parties were made on terms equivalent to those that prevail in arm's length transactions.

Key management personnel and director compensation

Key management consists of the Company's directors and certain key officers.

Compensation

In addition to short-term employee benefits - including salaries, director fees and short term incentives - the Company also provides key management personnel with share-based compensation, contributes to post employment pension plans and provides car allowances, parking and business club memberships.

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Pembina Pipeline Corporation

Key management personnel compensation comprised:

Year Ended December 31 ($ millions)	2016	2015
Short-term employee benefits	5	5
Share-based compensation and other	3	5
Total compensation of key management	8	10

Transactions

Key management personnel and directors of the Company control less than one percent of the voting common shares of the Company (consistent with the prior year). Certain directors and key management personnel also hold Pembina convertible debentures and preferred shares. Dividend and interest payments received for the common shares and debentures held are commensurate with other non-related holders of those instruments.

Certain officers are subject to employment agreements in the event of termination without just cause or change of control.

Post-employment benefit plans

Pembina has significant influence over the pension plans for the benefit of their respective employees. No balance payable is outstanding at December 31, 2016 (December 31, 2015: nil).

Transactions

($ millions)		Transaction Value Year Ended December 31
Post-employment benefit plan	Transaction	2016	2015
Defined benefit plan	Funding	15	9

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CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G,

PPL.PR.I, PPL.PR.K, PPL.PR.M

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com

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